Exhibit 2.2

PLAN OF ARRANGEMENT

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalgamation Sub” means 8997900 Canada Inc., a corporation incorporated under the laws of Canada;

“Arrangement” means the arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court in the Final Order (with the consent of the Company and Blue, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement and Plan of Merger dated as of August 26, 2014, among Parent, Holdings, Partnership, Merger Sub, Amalgamation Sub and the Company (including the Schedules attached thereto) as may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Cash Consideration” means $88.50 in cash per Company Common Share, as adjusted pursuant to Section 3.3 hereof;

“Arrangement Consideration” means the Arrangement Cash Consideration, the Arrangement Mixed Consideration or the Arrangement Share Consideration, as applicable;

“Arrangement Exchange Agent” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal and Election Form;

“Arrangement Mixed Consideration” means $65.50 in cash and 0.8025 Holdings Common Shares per Company Common Share;

“Arrangement Mixed Consideration Value” means an amount equal to the sum of (a) $65.50 plus (b) the value of 0.8025 Holdings Common Shares, based on the opening price of a Holdings Common Share on the TSX for the first trading day immediately following the Effective Time;

“Arrangement Resolution” means the special resolution of the Company to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form of Schedule A to the Arrangement Agreement;

“Arrangement Share Consideration” means, in respect of each Company Common Share subject to the Arrangement, 3.0879 Holdings Common Shares per Company Common Share, as adjusted pursuant to Section 3.3 hereof;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and substance satisfactory to Parent and the Company, each acting reasonably;

“AS Common Shares” means the common shares in the capital of Amalgamation Sub;

“AS Delivered Common Shares” has the meaning ascribed thereto in Section 3.1(l);

“Available Cash Election Amount” means (a) the product of (i) the aggregate number of outstanding Company Common Shares (other than any Company Common Shares held by Amalgamation Sub) as of the step referenced in Section 3.1(k) multiplied by (ii) $65.50 minus (b) the aggregate amount of cash to be paid in respect of all Mixed Election Shares and No Election Shares minus (c) the product of (i) the aggregate number of Company Common Shares, measured as of the Election Deadline, in respect of which Dissent Rights have been validly exercised under Article 4 and which have not been withdrawn multiplied by (ii) the Arrangement Cash Consideration;

“BHI” means Berkshire Hathaway Inc., a corporation existing under the laws of the State of Delaware;

“BHI Aggregate Consideration” means the US$3 billion purchase price payable by BHI to Holdings pursuant to the Securities Purchase Agreement;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by law to be closed;

“Cash Election Amount” means the product of (a) the number of Cash Election Shares multiplied by (b) the Arrangement Cash Consideration;

“Cash Election Share” has the meaning ascribed thereto in Section 3.2(a);

“Cash Fraction” has the meaning ascribed thereto in Section 3.3(a);

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement certifying that the Arrangement has been effected, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Company” means Tim Hortons Inc., a corporation existing under the laws of Canada;

“Company Common Shares” means the common shares in the capital of the Company;

“Company DSU” means, at any time, each award of deferred stock units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested;

“Company Equity Awards” means the Company Options, Company DSUs, Company PSUs and Company RSUs;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Arrangement Agreement and the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Optionholder” means a holder of one or more Company Options;

“Company Option” means, at any time, each award of options to acquire Company Common Shares granted pursuant to the Company Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested;

“Company PSU” means, at any time, each award of performance share units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested;

“Company RSU” means, at any time, each award of restricted stock units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested, for the avoidance of doubt, including any award of restricted stock units that was initially granted based on performance goals but that is subject only to time-based vesting criteria as of the Effective Time;

“Company Shareholder” means a holder of one or more Company Common Shares, and includes holders of Company Common Shares issued pursuant to Section 3.1(g), 3.1(h) and 3.1(i);

“Company Stock Plans” means the Company 2006 Stock Incentive Plan, the Company 2012 Stock Incentive Plan and the Company Non-Employee Director Deferred Stock Unit Plan;

“Company Trust” means the TDL RSU Employee Benefit Plan Trust;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a Company Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Common Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

“Election Deadline” means 5:00 p.m. (Toronto Time) on the Business Day which is three Business Days preceding the anticipated Effective Date;

“Escrow Agreements” means, collectively, (a) the escrow agreement dated as of October 27, 2014 among JPMorgan Chase Bank, N.A., as administrative agent and escrow agent, 1011778 B.C. Unlimited Liability Company, as borrower, and New Red Finance, Inc., as co-borrower and (b) the escrow agreement dated as of October 8, 2014 among Wilmington Trust, National Association, as trustee, escrow agent and securities intermediary, 1011778 B.C. Unlimited Liability Company, as issuer, and New Red Finance, Inc., as co-issuer;

“Exchange Ratio” means 3.0879;

“Final Order” means the order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement under section 192(4) of the CBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) on appeal;

“Former Shareholders” means the holders of Common Shares immediately prior to the Effective Time together with holders of Company Equity Awards who receive Company Common Shares pursuant to Section 3.1(g), 3.1(h) and 3.1(i);

“Governmental Authority” means any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any ministry, department, division, bureau, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the NYSE, or any other stock exchange), domestic or foreign, exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel, arbitrator or arbitral body acting under the authority of any of the foregoing;

“Holdings” means Restaurant Brands International Inc., a corporation incorporated under the laws of Canada;

“Holdings Arrangement Options” means options to acquire Holdings Common Shares received in exchange for Company Options pursuant to Section 3.1(m);

“Holdings Common Shares” means the common shares in the capital of Holdings;

“Holdings Preferred Shares” means the Class A 9% Cumulative Compounding Perpetual Preferred Shares in the capital of Holdings, to be issued to BHI pursuant to the Securities Purchase Agreement;

“Holdings Warrant” means the warrant to purchase Holdings Common Shares to be issued to BHI pursuant to the Securities Purchase Agreement;

“Interim Order” means the interim order of the Court in a form reasonably acceptable to each of the Company and Parent, to be issued following the application therefor contemplated by Section 2.2(d) of the Arrangement Agreement providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the prior written consent of both the Company and Parent, such consent not to be unreasonably withheld, conditioned or delayed;

“In the Money Amount” has the meaning ascribed thereto in Section 3.1(m);

“Law” means any and all laws, statutes, codes, ordinances (including zoning), approvals, decrees, rules, regulations, bylaws, notices, policies, protocols, guidelines, treaties or other requirements of any Governmental Authority and any legal requirements arising under the common law or principles of law or equity;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by Company Shareholders with respect to the Arrangement;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, license, sublicense, right to possession or any other encumbrance, right or restriction of any kind or nature whatsoever, whether contingent or absolute;

“LLC” means a limited liability company under the laws of Delaware to be formed as an indirect wholly owned subsidiary of Holdings prior to the Effective Date;

“Merger” has the meaning ascribed to it in the Arrangement Agreement;

“Merger Effective Time” has the meaning ascribed to it in the Arrangement Agreement;

“Merger Sub” means Blue Merger Sub, Inc., a Delaware limited liability company;

“Mixed Election Share” has the meaning ascribed thereto in Section 3.2(a);

“NYSE” means the New York Stock Exchange;

“Net Surrender Shares” has the meaning ascribed thereto in Section 3.1(i);

“New Amalco” means the entity formed pursuant to Section 3.1(r);

“New AS Common Shares” means common shares in the capital of New Amalco;

“No Election Share” has the meaning ascribed thereto in Section 3.1(j);

“Parent” means Burger King Worldwide Inc., a corporation incorporated under the laws of Delaware;

“Partnership” means Restaurant Brands International Limited Partnership, a limited partnership formed under the laws of the Province of Ontario;

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“Rights Agreement” means that certain Shareholders Rights Plan Agreement, dated as of August 6, 2009, between the Company and Computershare Trust Company of Canada;

“Securities Purchase Agreement” means the securities purchase agreement dated August 26, 2014 between Holdings and BHI, as amended;

“Selling Shareholders” means the Company Shareholders (but does not include the Dissenting Shareholders);

“Share Election Share” has the meaning ascribed thereto in Section 3.2(a);

“Special Voting Share” means the special voting share in the capital of Holdings;

“Surrendered Company Option” means the vested portion of a Company Option for which a Company Optionholder has validly executed an applicable surrender form providing for surrender contingent upon the occurrence of the Effective Time;

“Tax Act” means the Income Tax Act (Canada);

“Trustee” means Computershare Trust Company of Canada;

“TSX” means the Toronto Stock Exchange; and

“Voting Trust Agreement” has the meaning ascribed thereto in the Arrangement Agreement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

1.2	Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3	Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario local time unless otherwise stipulated.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement and constitutes an arrangement as referred to in Section 192 of the CBCA. This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on Holdings, the Company, Parent, Partnership, Amalgamation Sub, New Amalco, Merger Sub, all Company Shareholders (including Dissenting Shareholders) and beneficial owners of Company Common Shares, and all holders or beneficial owners of Company Equity Awards.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence, except where noted, without any further act or formality:

(a)	at the Effective Time, the Rights Agreement shall be terminated (and all rights thereunder shall expire) and shall be of no further force or effect;

(b)	two minutes following the preceding step, the Escrow Property (as defined in each of the Escrow Agreements) shall be, and shall be deemed to be, released to or for the account of or at the direction of 1011778 B.C. Unlimited Liability Company;

(c)	concurrent with the preceding step, BHI shall, and shall be deemed to, pay to Holdings the BHI Aggregate Consideration and the Holdings Preferred Shares and Holdings Warrant shall be, and shall be deemed to be, issued to BHI;

(d)	commencing two minutes following the preceding step, transactions are completed in sequence pursuant to securities acquisition agreements and forward contracts that result in the relevant portion of the aggregate of the Escrow Property received pursuant to Section 3.1(b) and the BHI Aggregate Consideration received pursuant to Section 3.1(c) being exchanged for Canadian dollars and contributed to Amalgamation Sub;

(e)	two minutes following the completion of the preceding step,

(i)	each Company Common Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred to Amalgamation Sub by the holder thereof, without any further act or formality by or on behalf of the Dissenting Shareholder, and thereupon each Dissenting Shareholder shall cease to have any rights as holders of such Company Common Shares other than the rights set out in Article 4 hereof,

(ii)	the registered holder thereof shall cease to be the registered holder of such Company Common Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of this step; and

(iii)	Amalgamation Sub shall be recorded as the registered holder of such Company Common Share and shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(f)	two minutes following the preceding step, each Company DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, and the Company shall pay as soon as practicable thereafter each holder of a Company DSU an amount in cash equal to the product of (i) the Arrangement Mixed Consideration Value multiplied by (ii) the number of Company Common Shares subject to such Company DSU, all in full satisfaction of the obligations of the Company in respect of the Company DSUs and all of the Company DSUs, as well as the Company Non-Employee Director Deferred Stock Unit Plan, shall be, and shall be deemed to be, terminated;

(g)	concurrent with the preceding step, each Company PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, with performance goals deemed satisfied based on the maximum or highest level achievable under the Company PSU, and there shall be disbursed from the Company Trust (to the extent Company Common Shares are available to be disbursed) or the Company shall issue to each holder of a Company PSU in settlement of such PSU that number of Company Common Shares subject to such Company PSU (based on the deemed satisfaction of performance goals) and the name of such holder shall be recorded as the registered holder of such Company Common Shares acquired pursuant to such Company PSUs all in full satisfaction of the obligations of the Company in respect of the Company PSUs and all of the Company PSUs shall be, and shall be deemed to be, terminated;

(h)	concurrent with the preceding step, each Company RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, and there shall be disbursed from the Company Trust (to the extent Company Common Shares are available to be disbursed) or the Company shall issue to each holder of a Company RSU in settlement of such RSU that number of Company Common Shares deliverable pursuant to the terms of such Company RSU and the name of such holder shall be recorded as the registered holder of such Company Common Shares acquired pursuant to such Company RSUs all in full satisfaction of the obligations of the Company in respect of the Company RSUs and all of the Company RSUs shall be, and shall be deemed to be, terminated;

(i)	two minutes following the preceding step, subject to the requirement of Section 7.4(c) of the Arrangement Agreement, each Surrendered Company Option shall be, and shall be deemed to be, surrendered and transferred to the Company in consideration for the issuance by the Company of that number of Company Common Shares (the “Net Surrender Shares”) equal to, rounded down to the nearest whole share, (i) the number of Company Common Shares subject to such Surrendered Company Option immediately prior to the Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Company Common Shares subject to such Surrendered Company Option that, when multiplied by the Fair Market Value (as such term is defined in the applicable Company Stock Plan) of a Company Common Share as of immediately prior to the time of this step, is equal to the aggregate exercise price of such Surrendered Company Option, and the holder of such Surrendered Company Option shall be recorded on the register of holders of Company Common Shares as the registered holder of the Net Exercise Shares, all in full satisfaction of the obligations of the Company in respect of the Surrendered Company Options and all of the Surrendered Company Options shall be, and shall be deemed to be, terminated;

(j)	two minutes following the preceding step, each Company Shareholder who has not deposited with the Arrangement Exchange Agent a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or has otherwise failed to comply with the requirements of Section 3.2(b) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, in respect of all Company Common Shares held by such holder (each such share, a “No Election Share”), the Arrangement Mixed Consideration;

(k)	two minutes following the preceding step, each outstanding Company Common Share (other than any Company Common Share held by Amalgamation Sub) shall be transferred and assigned to Amalgamation Sub in accordance with the election of such holder pursuant to Section 3.2 or deemed election of such holder pursuant to Section 3.1(j) in exchange for, subject to Sections 3.3 and 3.6, the payment by Amalgamation Sub of (i) the Arrangement Cash Consideration, (ii) the Arrangement Mixed Consideration or (iii) the Arrangement Share Consideration, as applicable, and:

(i)	in respect of each Company Common Share so transferred and assigned, the registered holder thereof shall cease to be the registered holder of such Company Common Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of this step;

(ii)	in respect of each Company Common Share so transferred and assigned, Amalgamation Sub shall be recorded as the registered holder of such Company Common Share and shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens; and

(iii)	there shall be added to the stated capital account maintained by Holdings for Holdings Common Shares an amount equal to the aggregate fair market value of the AS Delivered Common Shares issued to Holdings by Amalgamation Sub pursuant to Section 3.1(l);

(l)	concurrent with the preceding step, in consideration for Holdings delivering, on behalf of Amalgamation Sub, Holdings Common Shares directly to the Selling Shareholders pursuant to Section 3.1(k), AS Common Shares (the “AS Delivered Common Shares”) with an aggregate fair market value equal to the aggregate fair market value of the Holdings Common Shares so delivered shall be issued to Holdings, and in respect thereof, there shall be added to the stated capital account maintained by Amalgamation Sub for AS Common Shares an amount equal to the excess of the fair market value of the aggregate number of Company Common Shares acquired by Amalgamation Sub pursuant to Section 3.1(k) over the cash paid by Amalgamation Sub to acquire those Company Common Shares;

(m)

two minutes following the preceding step, each Company Option (and its tandem stock appreciation right) that is outstanding immediately prior to the time of this step (other than the Surrendered Company Options), whether or not vested, shall be exchanged for a Holdings Arrangement Option (with a tandem stock appreciation right) to acquire from Holdings that number of Holdings Common Shares equal to the product of: (i) the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, provided that the number of Holdings Common Shares issuable shall be rounded down to the nearest whole number of Holdings Common Shares. The exercise price per Holdings Common Share subject to a Holdings Arrangement Option shall be an amount equal to the quotient of: (i) the exercise price per Company Common Share subject to each such Company Option immediately before the Effective Time divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on exercise of a Holdings Arrangement Option shall be rounded up to the nearest whole cent. Notwithstanding the foregoing, if it is determined in good faith that the excess of the aggregate fair market value of the Holdings Common Shares subject to a Holdings Arrangement Option immediately after the issuance of the Holdings Arrangement Option over the aggregate option exercise price for such shares pursuant to the Holdings Arrangement Option (such excess referred to as the “In the Money Amount” of the Holdings Arrangement Option) would otherwise exceed the excess of the aggregate fair market value of the Company Common Shares subject to such Company Options immediately before the issuance of the Holdings Arrangement Option over the aggregate option exercise price for such shares pursuant to the Company Option, (such excess referred to as the In the Money Amount of the Company Options), the previous provisions shall be modified so that the In the Money Amount of the Holdings Arrangement Option does not exceed the In the Money Amount of the Company Option, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Holdings Arrangement Option. Except as otherwise provided herein, each Holdings Arrangement Option (and its tandem stock appreciation right) shall be on the same terms and conditions as were applicable to the exchanged Company Option (and its tandem stock appreciation right) immediately before the Effective Time (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule) and Holdings shall assume all the obligations of the Company under the Company Stock Plans pertaining to the Company Options (and their tandem stock appreciation rights) and the agreements evidencing the grants thereof. Holdings shall comply with the requirements of Section 7.4(c) of the Arrangement Agreement with respect to each Holdings Arrangement Option until final settlement of all Holdings Arrangement Options;

(n)	commencing two minutes following the preceding step, transactions are completed in sequence pursuant to transfer agreements that result in all AS Delivered Common Shares acquired by Holdings pursuant to Section 3.1(l) being contributed to LLC. Thereafter LLC shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(o)	not less than two minutes following the completion of the preceding step and at the Merger Effective Time, pursuant to and in accordance with the laws of the State of Delaware, the Merger shall become effective;

(p)	coincident with the Merger Effective Time,

(i)	Holdings, the Partnership and the Trustee shall execute the Voting Trust Agreement, and

(ii)	Holdings shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to Holdings of $1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Units in accordance with the Voting Trust Agreement;

(q)	two minutes following the preceding step, the stated capital of the Company Common Shares shall be reduced to $1.00 without any distribution; and

(r)	at 11:59 p.m. (Toronto time) on the Effective Date,

(i)	Amalgamation Sub and the Company shall amalgamate to form New Amalco with the same effect as if they were amalgamated under s. 181 of the CBCA, except that the separate legal existence of the Company will not cease and the Company will survive the amalgamation, as more fully described in Section 3.4; and

(ii)	without limiting the foregoing, the separate legal existence of Amalgamation Sub will cease without Amalgamation Sub being liquidated or wound up, Amalgamation Sub and the Company will continue as one

Company, and the property of Amalgamation Sub (other than Company Common Shares held by Amalgamation Sub and any amounts owing by the Company to Amalgamation Sub) will become the property of New Amalco.

3.2	Election

With respect to the exchange of Company Common Shares (including Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards pursuant to Sections 3.1(g), 3.1(h) and 3.1(i)) effected pursuant to Section 3.1(k):

(a)	each Company Shareholder (other than Dissenting Shareholders) may elect to receive, in respect of each Company Common Share held, the Arrangement Cash Consideration (each such Company Common Share, a “Cash Election Share”), the Arrangement Mixed Consideration (each such Company Common Share, a “Mixed Election Share”) or the Arrangement Share Consideration (each such Company Common Share, a “Share Election Share”), subject to Sections 3.3 and 3.6;

(b)	the election provided for in Section 3.2(a) shall be made by each Company Shareholder by depositing with the Arrangement Exchange Agent, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election. The Company shall provide at least two (2) Business Days’ notice of the Election Deadline to Company Shareholders by means of a news release disseminated on newswire; provided, that if the Effective Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be at the discretion of the Company provided that at least one (1) Business Day of advance notice thereof shall have been provided; and

(c)	any duly completed Letter of Transmittal and Election Form, once deposited with the Arrangement Exchange Agent, shall be irrevocable and may not be withdrawn by a Company Shareholder.

3.3	Adjustments to Arrangement Share and Cash Consideration

Notwithstanding Sections 3.1(k) and 3.2 or any provision herein to the contrary, if:

(a)	the Cash Election Amount exceeds the Available Cash Election Amount, then the following consideration shall be paid in respect of each Cash Election Share:

(i)	an amount of cash equal to the product of (A) the Arrangement Cash Consideration multiplied by (B) the greater of (I) a fraction, rounded to six (6) decimal places, the numerator of which is the Available Cash Election Amount and the denominator of which is the Cash Election Amount and (II) zero (0) (the amount calculated in clause (B) of this paragraph, the “Cash Fraction”); and

(ii)	a number of Holdings Common Shares equal to the product of (A) the Arrangement Share Consideration multiplied by (B) the result of one (1) minus the Cash Fraction; and

(b)	the Available Cash Election Amount exceeds the Cash Election Amount, then the following consideration shall be paid in respect of each Share Election Share:

(i)	an amount of cash equal to the result of (A) the amount of such excess divided by (B) the number of Share Election Shares; and

(ii)	a number of Holdings Common Shares equal to the product of (A) the Arrangement Share Consideration multiplied by (B) a fraction, rounded to six (6) decimal places, the numerator of which is the difference between (1) the Arrangement Cash Consideration and (2) the amount calculated in clause (i) of this paragraph and the denominator of which is the Arrangement Cash Consideration.

3.4	Amalgamation of Amalgamation Sub and the Company

(a) Pursuant to Section 3.1(r), Amalgamation Sub and the Company shall amalgamate to form New Amalco under the CBCA, with the effect described below, and, unless and until otherwise determined in the manner required by Law, the following shall apply:

(i)	Name. The name of New Amalco shall be Tim Hortons Inc.

(ii)	Registered Office. The registered office of New Amalco shall be located in Oakville, Ontario. The address of the registered office shall be 874 Sinclair Road, Oakville, Ontario, Canada L6K 2Y1.

(iii)	Business and Powers. There shall be no restrictions on the business that New Amalco may carry on or on the powers it may exercise.

(iv)	Authorized Share Capital. New Amalco shall be authorized to issue an unlimited number of common shares designated as “Common Shares”.

(v)	Share Provisions. The New AS Common Shares shall have the same terms as the AS Common Shares.

(vi)	Shares. Each AS Common Share shall be converted into one fully paid and non-assessable New AS Common Share and the holders of the shares so converted shall be added to the register of shareholders of New Amalco. Each Company Common Share shall be cancelled without any repayment of capital.

(vii)	Restrictions on Transfer. The transfer of New AS Common Shares shall be restricted and no holder of New AS Common Shares shall transfer any such share without either: (i) the approval of the directors of New Amalco passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or (ii) the approval of the holders of at least a majority of the shares of New Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

(viii)	Number of Directors. The number of directors of New Amalco shall not be less than 1 and not more than 10, and otherwise as the shareholders of New Amalco may from time to time determine by special resolution.

(ix)	Initial Directors. The initial directors of New Amalco shall be:

Name	Residence Address	Canadian Resident

Alexandre Behring	874 Sinclair Road Oakville, Ontario L6K 2Y1	No

John A. Lederer	874 Sinclair Road Oakville, Ontario L6K 2Y1	Yes

Thomas V. Milroy	1 First Canadian Place, 100 King Street West 4th Floor Toronto, Ontario M5X 1H3	Yes

Daniel Schwartz	874 Sinclair Road Oakville, Ontario L6K 2Y1	No

(x)

Other Restrictions. New Amalco’s securities, other than non-convertible debt securities, shall not be transferred without either: (i) the approval of the directors of New Amalco passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors, or (ii) the approval of the holders of at least a majority of the shares of New Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares, or alternatively (iii), if applicable, the restriction contained in security holders’ agreements.

(xi)	By-laws. The by-laws of New Amalco shall be the same as the by-laws of Amalgamation Sub.

(xii)	First Annual General Meeting. The first annual general meeting of New Amalco shall be held within 18 months from the Effective Date.

(xiii)	Stated Capital. The stated capital of the issued and outstanding New AS Common Shares shall be equal to the stated capital of the issued and outstanding AS Common Shares immediately before the amalgamation described in Section 3.1(r).

(xiv)	Effect of Amalgamation. Upon the amalgamation of Amalgamation Sub and the Company to form New Amalco becoming effective pursuant to Section 3.1(r):

(A)	the property of each of Amalgamation Sub and the Company shall continue to be the property of New Amalco (other than Company Common Shares held by Amalgamation Sub and any amounts owing by the Company to Amalgamation Sub);

(B)	New Amalco shall continue to be liable for the obligations of Amalgamation Sub and the Company;

(C)	all existing causes of action, claims or liabilities to prosecution with respect to Amalgamation Sub and the Company shall be unaffected;

(D)	all civil, criminal or administrative actions or proceedings pending by or against Amalgamation Sub and the Company may be continued to be prosecuted by or against New Amalco;

(E)	all convictions against, or rulings, orders or judgments in favour of or against Amalgamation Sub and the Company may be enforced by or against New Amalco; and

(F)	the Articles of Arrangement shall be deemed to be the articles of incorporation of New Amalco and the Certificate of Arrangement shall be deemed to be the certificate of incorporation of New Amalco.

3.5	Deposit of Arrangement Consideration

On or prior to the Effective Date: (i) Amalgamation Sub shall deposit or cause to be deposited with the Arrangement Exchange Agent, the aggregate amount of cash that the

Selling Shareholders are entitled to receive under the Arrangement; and (ii) Holdings shall deposit or cause to be deposited with the Arrangement Exchange Agent evidence of the Holdings Common Shares in book-entry form that the Selling Shareholders are entitled to receive under the Arrangement, to be held by the Arrangement Exchange Agent as agent and nominee for the Selling Shareholders at and after the time of the transactions in Section 3.1(k) for distribution to the Selling Shareholders in accordance with the provisions of Article 5 hereof.

3.6	Fractional Shares and Rounding of Cash Consideration

(a) No fractional Holdings Common Shares shall be issued to Selling Shareholders in connection with this Plan of Arrangement. Where the aggregate number of Holdings Common Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Holdings Common Share being issuable, then, the number of Holdings Common Shares to be delivered to such Company Shareholders shall be rounded down to the nearest whole Holdings Common Share and, in lieu of the delivery of such fractional Holdings Common Share, Holdings will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the average of the closing sale prices of the Company Common Shares on the TSX as reported by the TSX for each of the ten (10) consecutive trading days ending with the second complete trading day prior to the Effective Date (not counting the Effective Date).

(b) If the aggregate cash amount which a Selling Shareholder is entitled to receive pursuant to Section 3.1(k) would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Selling Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

A holder of Company Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Company Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company by 5:00 p.m. (Toronto time) on the second Business Day immediately prior to the date of the Company Meeting. Each Dissenting Shareholder who is:

(a)	ultimately entitled to be paid fair value for such holder’s Company Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred such holder’s Company Common Shares to Amalgamation Sub as of the Effective Time as set out in Section 3.1(e) hereof, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Company Common Shares; or

(b)	ultimately not entitled, for any reason, to be paid such fair value for such Company Common Shares, shall be deemed to have participated in the Arrangement with respect to such Company Common Shares, as of the Effective Time, on the same basis as a holder of Company Common Shares to which Section 3.1(k) hereof applies.

4.2	Recognition of Dissenting Shareholders

(a) In no circumstances at and after the Effective Time shall the Company, Holdings, Amalgamation Sub, New Amalco or any other person be required to recognize a Dissenting Shareholder as the holder of any Company Common Share in respect of which Dissent Rights have been validly exercised and the names of such Dissenting Shareholders shall be removed from the register of Company Common Shares maintained by or on behalf of the Company as provided in Section 3.1(e).

(b) In addition to any other restrictions under Section 190 of the CBCA, (i) holders of securities convertible or exercisable for Company Common Shares (including the Company Equity Awards); and (ii) Company Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Share Consideration and Cash Consideration

(a) Subject to delivery of a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Arrangement Exchange Agent may reasonably require, each Company Shareholder, including holders of Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards (other than Dissenting Shareholders), shall be entitled to receive in exchange for his or her Company Common Shares (including Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards), and the Arrangement Exchange Agent shall deliver to such holder as promptly as practicable following the Effective Time (in each case, less any amounts withheld pursuant to Section 5.2 hereof), (i) the number of Holdings Common Shares to which such holder is entitled to receive under the Arrangement and (ii) a cheque for the cash consideration to which such holder is entitled to under the Arrangement. The Company or Holdings shall mail or cause the Arrangement Exchange Agent to mail, the Letter of Transmittal and Election Form, together with the joint information statement/circular to Company Shareholders. The Company shall make the Letter of Transmittal and Election Form available as may be reasonably requested from time to time by all persons who become holders (or beneficial owners) of Company Common Shares prior to the Election Deadline and the Company shall provide to the Arrangement Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein and as specified in any agreement with the Arrangement Exchange Agent. Promptly after the Effective Time, Holdings shall send, or shall cause the Arrangement Exchange Agent to send, to each Selling Shareholder (other than any Selling Shareholder who has previously irrevocably deposited with the Arrangement Exchange Agent a duly completed and executed Letter of Transmittal and Election Form) a Letter of Transmittal and Election Form (with such appropriate changes made thereto to reflect that each such Selling Shareholder has been deemed to have elected to receive the Arrangement Mixed Consideration) together with instructions thereto.

(b) Notwithstanding anything to the contrary herein, the only property delivered to or acquired by a Former Shareholder herein is that which is stipulated to have been delivered to or acquired by such person in Section 3.1.

5.2	Withholding Rights

Each of Holdings, New Amalco, the Company and the Arrangement Exchange Agent and any other Person that has a withholding obligation pursuant to this Plan of Arrangement (without duplication) shall be entitled to deduct and withhold from the Arrangement Consideration or any amount otherwise payable to a holder of Company Common Shares or Company Equity Awards pursuant to this Plan of Arrangement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local, or foreign law, in each case as amended (“Tax Law”). Any amounts that are so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent that the amount so required under applicable Tax Law to be deducted or withheld on account of an amount payable under the Arrangement to a holder of Company Common Shares or Company Equity Awards exceeds the cash component of the consideration otherwise payable to the holder of such Company Common Shares or Company Equity Awards, each of Holdings, New Amalco, the Company and the Arrangement Exchange Agent (and any such other Person that has a withholding obligation pursuant to this Plan of Arrangement), as the case may be, is hereby authorized to sell such portion of the share component of the consideration otherwise payable to the holder of such Company Common Shares or Company Equity Awards as is necessary to provide sufficient funds to Holdings, New Amalco, the Company or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Plan of Arrangement), as the case may be, to enable it to comply with such deduction or withholding requirement and Holdings, New Amalco, the Company or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Plan of Arrangement) shall notify such holder of such sale and remit (x) the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder.

5.3	Interest and Distributions

(a) Under no circumstances shall interest accrue or be paid by Holdings, New Amalco, the Company or the Arrangement Exchange Agent to persons depositing duly completed and executed Letters of Transmittal pursuant to Section 5.1, regardless of any delay in making any payment contemplated hereby.

(b) No dividend or other distribution declared or made after the Effective Time with respect to Holdings Common Shares with a record date after the Effective Time shall be delivered to any Former Shareholders unless and until such Former Shareholder shall have complied with the provisions of Section 5.1. Subject to applicable law and to Section 5.2 hereof, at the time of such compliance, there shall be delivered to such Former Shareholder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Holdings Common Shares.

5.4	Extinction of Rights

Any registered Company Shareholder that immediately prior to the Effective Time holds outstanding Company Common Shares that are exchanged pursuant to Section 3.1 and does not deliver the Letter of Transmittal and Election Form and such other additional documents and instruments as the Arrangement Exchange Agent may reasonably require, all as set out in Section 5.1, on or prior to the sixth anniversary of the Effective Date, shall cease to have a claim or interest of any kind or nature as a shareholder of Holdings or otherwise. On such date, the cash and Holdings Common Shares to which the former registered Company Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to New Amalco and Holdings respectively in accordance with applicable Laws, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

5.6	Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to Holdings or New Amalco that it would be contrary to applicable Laws to deliver, or cause to be delivered, Holdings Common Shares pursuant to the Arrangement to a Selling Shareholder that is not a resident of Canada or the United States, the Holdings Shares that otherwise would be issued to that Person will be issued to the Arrangement Exchange Agent for sale by Arrangement Exchange Agent on behalf of that Person. The Holdings Common Shares so issued to the Arrangement Exchange Agent will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Arrangement Exchange Agent determines in its sole discretion. The Arrangement Exchange Agent shall not be obligated to seek or obtain a minimum price for any of the Holdings Common Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Holdings Common Shares sold by the Arrangement Exchange Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Holdings Common Shares and any amount withheld in respect of taxes) in lieu of the Holdings Common Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 5. None of Holdings, Amalgamation Sub, New Amalco or the Arrangement Exchange Agent will be liable for any loss arising out of any such sales.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a) Parent and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Parent and the Company in writing, acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Company Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that Parent shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Parent and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by New Amalco, provided that it concerns a matter which is solely of an ministerial and administrative nature required to better give effect to the ministerial and administrative implementation of this Plan of Arrangement and is not adverse to the interests of any Former Shareholder or former Company Optionholder.

ARTICLE 7

PARAMOUNTCY

7.1	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares and Company Options (and its tandem stock appreciation right) issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Common Shares, Company Options (and its tandem stock appreciation right), Company DSUs, Company PSUs and Company RSUs, and the Company, Holdings, New Amalco, the Arrangement Exchange Agent and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares, Company Options (and its tandem stock appreciation right), Company DSUs, Company PSUs and Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.